OMB APPROVAL

OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . .12.00

SEC\  MISSION

08029574

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Emerging Growth Equities, Ltd.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1150 First Avenue
                            (No. and Street)

King of Prussia   PA   19406-2816
        (City)   (State)   (Zip Code)

OFFICIAL USE ONLY

PROCESSED
FIRM ID. NO.

MAR 21 2008

THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colleen Corkery   610-783-1800
                                                        (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
                    (Name - if individual, state last, first, middle name)

1514 Old York Road   Abington   PA   19001
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Colleen Corkery _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Emerging Growth Equities, Ltd. _____ , as of December 31 _____ , 2007, are true and correct.   I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

Colleen Corkery
Signature

Principal Financial Officer
Title

Mary Alice Benonis
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Minimum assessment in effect.

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45ᵀᴴ STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Emerging Growth Equities, Ltd.

We have audited the accompanying statement of financial condition of Emerging Growth Equities, Ltd. as of December 31, 2007, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Emerging Growth Equities, Ltd. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
February 8, 2008

Sanville & Company
Certified Public Accountants

3

EMERGING GROWTH EQUITIES, LTD.
Statement of Financial Condition
December 31, 2007

ASSETS

Cash and cash equivalents	$	428,669
Receivables:		
Clearing brokers		184,060
Other		9,550
Deposit with clearing brokers		250,000
Securities owned: (Notes 2 and 10)		
Marketable, at market value		1,582
Due from affiliate (Note 5)		87,753
Furniture and equipment, net (Note 4)		28,048
Prepaid expenses, deposits and other assets		106,082
Total assets	$	1,095,744

LIABILITIES AND PARTNERS' CAPITAL

Due to affiliate (Note 5)	$	55,575
Accounts payable and accrued expenses		100,380
Total liabilities		155,955
Commitments and contingent liabilities		
Partners' capital		939,789
Total liabilities and partners' capital	$	1,095,744

The accompanying notes are an integral part of these financial statements.

EMERGING GROWTH EQUITIES, LTD.
Statement of Income
For the Year Ended December 31, 2007

REVENUE

Commissions - exchange transactions	$	254,228
Commissions - options		65,785
Commissions - other		788,153
Underwriting and corporate finance (Note 2)		1,298,792
Net inventory and investment loss (Note 2)		52,007
Revenue from sale of investment company shares		125,196
Management fees from affiliate		969,475
Interest and other income		370,146
Total revenue		3,923,782

EXPENSES

Executive compensation	19,985
Clerical, administrative and registered representatives' compensation	2,847,455
Regulatory fees and expenses	48,557
Other Expenses:	
Management fees (Note 5)	666,900
Communications and market data information	561,788
Clearing, execution fees and sundry charges	248,562
Office expense	216,207
Travel and entertainment	130,467
Equipment rental, maintenance and other equipment expense	61,245
Professional fees	91,810
Depreciation	10,805
Other	51,895
Total expenses	4,955,676

Loss before income taxes		(1,031,894)
Provision for income taxes		-
Net loss	$	(1,031,894)

The accompanying notes are an integral part of these financial statements.

EMERGING GROWTH EQUITIES, LTD.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2007

	General Partner	Limited Partner	Total
Operations:			
Net loss	$ (5,159)	$ (1,026,735)	$ (1,031,894)
Capital transactions:			
Contributions of capital	4,550	905,450	910,000
Withdrawals of capital	-	-	-
	4,550	905,450	910,000
Net decrease	(609)	(121,285)	(121,894)
Partners' capital as of January 1, 2007	5,308	1,056,375	1,061,683
Partners' capital as of December 31, 2007	$ 4,699	$ 935,090	$ 939,789

The accompanying notes are an integral part of these financial statements.

EMERGING GROWTH EQUITIES, LTD.
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2007

Subordinated borrowings at January 1, 2007	$ -
Increases:	-
Decreases:	-
Subordinated borrowings at December 31, 2007	$ -

The accompanying notes are an integral part of these financial statements.

EMERGING GROWTH EQUITIES, LTD.
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities:	
Net loss	$ (1,031,894)
Adjustments to reconcile net income to net cash	
used in operating activities:	
Depreciation	10,805
Changes in assets and liabilities:	
(Increase) decrease in assets:	
Receivables:	
Clearing broker	122,993
Non-customers	(9,550)
Deposit with clearing broker	101,633
Securities owned	49,690
Due from affiliate	(3,495)
Prepaid expenses, deposits and other assets	11,697
Increase (decrease) in liabilities:	
Securities sold, not yet purchased	(856)
Accounts payable and accrued expenses	(317,245)
Net cash used in operating activities	(1,066,222)
Cash flows from financing activities:	
Contribution of capital to partnership	910,000
Net cash provided by financing activities	910,000
Cash flows from investing activities:	
Purchase of furniture and equipment	(10,891)
Net cash used in investing activities	(10,891)
Net decrease in cash	(167,113)
Cash and cash equivalents at beginning of year	595,782
Cash and cash equivalents at end of year	$ 428,669
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Interest paid	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Emerging Growth Equities, Ltd. ("the Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC"). It is a Pennsylvania limited partnership that is a wholly owned subsidiary of EGE Holdings, Ltd., a Pennsylvania limited partnership. The Company, like other broker dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue – Securities transactions (and related commission revenue and expense, if applicable) are recorded on a trade date basis.

Fair Value of Securities – Securities owned and sold, but not yet purchased, are valued at market value and the resulting difference between cost and market is included in income.

The market value of securities owned, consisting of equities and debt securities, is determined by the Company utilizing quoted market prices, dealer quotes and prices obtained from independent third parties. Other securities with no ready market are valued at fair value as determined by management.

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of the short-term nature of the financial instruments, approximate current fair value.

Investment banking – Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructure advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determined.

Concentration of Credit Risks – The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

Depreciation – Fixed asset purchases are classified as three or seven-year property for depreciation purposes. They are depreciated under accelerated methods.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Cash and cash equivalents – The Company includes as cash and cash equivalents amounts invested in money market mutual funds.

Income Taxes – No provision has been made for income taxes since the Company is a partnership and is not taxed at the entity level.

Allocation of income, loss and cash distributions – Allocation of net income, loss and cash distributions are allocated 99.5% to EGE Holdings, Ltd. and .5% to EGE Special Purpose Corporation, the general partner which is owned by EGE Holdings, Ltd.

3. OPERATING LEASES

The Company leases certain equipment under non-cancellable leases that expire in 2008 through 2010. Equipment lease expense for the year ended December 31, 2007 totalled $30,503. Future minimum lease payments under operating leases are as follows:

Year	Equipment
2008	$35,485
2009	26,130
2010	7,696

4. FURNITURE AND EQUIPMENT

Furniture and equipment is summarized as follows:

Furniture and equipment	$ 156,844
Less accumulated depreciation	(128,796)
	$ 28,048

Depreciation expense totalled $10,805 for the year ended December 31, 2007.

5.   TRANSACTIONS WITH AFFILIATES

EGE Holdings, Ltd. provides office space, equipment and office furnishings to the Company, for which the Company pays a management fee to EGE Holdings, Ltd. For the year ended December 31, 2007 the management fee was $666,900. At December 31, 2007 the Company owed EGE Holdings, Ltd. $55,575 for the management fee.

The Company also has an affiliate, EGE Advisors, Ltd. ("RIA"), which is a registered investment advisor. The Company receives fee income from RIA and pays expenses on behalf of RIA, including payroll processing. At December 31, 2007, RIA owed the Company $87,753.

6.   DEPOSIT WITH AND PAYABLE TO CLEARING BROKER

The Company maintains a clearing agreement with National Financial Services, LLC ("NFS") (See Note 8). Under the agreement the Company maintains a clearing deposit of $250,000. NFS will finance the Company's inventory under normal margin terms. The Company pays interest on any amount payable to NFS at the prevailing National Financial Base Lending Rate (NFBLR), which was 7% at December 31, 2007. The Company also receives interest based on the National Financial Credit (NFC) rate when an average monthly credit balance of $1,000 is maintained. There were no borrowings during the year ended December 31, 2007.

7.   COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions are cleared through NFS.

8.   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of the SEC, the Company is required to maintain net capital as defined under such provision. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007 the Company had net capital and capital requirements of $708,120 and $250,000 (minimum), respectively. The Company's net capital ratio was .22 to 1.

9.   FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company is a party to financial instruments with off balance sheet risk. These financial instruments include outstanding delayed delivery, underwriting, future commitments and options contracts that involve elements of risks in excess of the amounts recognized in the statement of financial activities. These contracts are valued at market, and unrealized gains and losses are reflected in the financial statements. As of December 31, 2007, the Company held no derivative financial instruments used for hedging purposes.

10. SECURITIES OWNED

Marketable securities owned consist of investment securities at quoted market values.

Securities owned consist of:
Marketable securities:
Common stocks $ 1,582

11. NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. FAS 157 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained form sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on best information available in the circumstances (unobservable inputs). FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and is to be applied prospectively as of the beginning of the fiscal year in which FAS 157 is initially applied. At this time, management is evaluating the implications of FAS 157, and the impact, if any, of this standard on the Company's financial statements has not yet been determined.

12. PROFIT SHARING AND SAVINGS PLAN

The Company has a Profit Sharing and Savings Plan (the "Plan") which provides for discretionary Company contributions and/or a salary deferral at the option of the employees. The Plan has an optional Company matching clause, and covers substantially all employees of the Company who meet certain age and length of employment requirements.

Under the salary deferral component of the Plan, eligible employees may contribute any whole percentage of their compensation varying from 1% to 15%, up to the maximum permitted under the Internal Revenue Code, and the Company may make discretionary matching contributions. The Company made no contribution to the Plan for the year ended December 31, 2007.

EMERGING GROWTH EQUITIES, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2007

COMPUTATION OF NET CAPITAL

Total partners' capital	$	939,789
Deduct partners' capital not allowable for Net Capital:		-
Total partners' capital		939,789
Deductions and/or charges:		
Non-allowable assets:		
Due from affiliates		87,753
Furniture and equipment, net		28,048
Prepaid expenses, deposits and other assets		115,632
Total non-allowable assets		231,433
Net Capital before haircuts on securities positions		708,356
Trading and investment securities:		
Other securities		236
Net Capital	$	708,120

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition		
Accounts payable and accrued expenses	$	155,955
Total aggregate indebtedness	$	155,955
Percentage of aggregate indebtedness to Net Capital		22%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

EMERGING GROWTH EQUITIES, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $155,955)	$	10,397
Minimum dollar Net Capital requirement of reporting broker or dealer	$	250,000
Net Capital requirement	$	250,000
Excess Net Capital	$	458,120
Excess Net Capital at 1000%	$	692,525

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

Net capital per Annual Audit Report	$	708,120
Net capital per Company's Unaudited Focus Report		646,203
Difference	$	61,917

Difference accounted for as follows:

Decrease in accounts payable	$	61,917

EMERGING GROWTH EQUITIES, LTD.
Computation for Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k) (2) (ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under
Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

No material difference exists between the broker's most recent Focus filing dated December 31, 2007 and the Annual Audit Report.

Sanville & Company

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45ᵀᴴ STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

To the Partners of
Emerging Growth Equities, Ltd.

In planning and performing our audit of the financial statements and supplemental schedules of Emerging Growth Equities, Ltd. (the Company) as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
February 8, 2008

Certified Public Accountants

17

